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                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                           FORM U-6B-2

                   Certificate of Notification


Certificate is filed by:  Massachusetts Electric Company (the Company)

   This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities:

   First Mortgage Bonds, Series V, Issue 95-4, 7.63%, due 2025.

2. Issue, renewal or guaranty:

   Issuance.

3. Principal amount of each security:

   $10,000,000.

4. Rate of interest per annum of each security:

   7.63%.

5. Date of issue, renewal or guaranty of each security:

   Date of issuance: September 13, 1995.

6. If renewal of security, give date of original issue:

   N/A.

7. Date of maturity of each security:

   September 12, 2025.

8. Name of the person to whom each security was issued, renewed or guaranteed:

   The New Bonds were issued to the Depository Trust Company, and CS First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith acted as Agents in connection with the issuance.

9. Collateral given with each security, if any:

   The Series V, Issue 95-4 Bonds were issued under and secured by a First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and indentures supplemental thereto, including a Twenty-first Supplemental Indenture.

10.    Consideration received for each security:

   The Company received $9,925,000 as proceeds for the issuance.

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11.    Application of proceeds of each security:

   The Company applied the proceeds of $9,925,000 to the payment of short-term borrowings incurred for capitalizable additions and improvements to the plant and property of the Company.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

   (   )  a. the provisions contained in the first sentence of Section
             6(b).

   (   )  b. the provisions contained in the fourth sentence of Section
             6(b).

   ( x ) c. the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

       N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

       N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

      Rule 52.



                         MASSACHUSETTS ELECTRIC COMPANY



                            s/ Michael E. Jesanis
                         By
                            Michael E. Jesanis
                            Treasurer

Date:  September 18, 1995